Exhibit 99.1

8 December 2003

Directors’ Interests

Performance Restricted Share Plan

The following options which were granted to directors on 5 December 2003 will be exercisable for the two year period following the end of the performance period, subject to the satisfaction of performance conditions and on the payment of £1. The maximum entitlements for satisfaction of the performance conditions in full are shown below:-

Director	Shares Under Option	End of Performance Period
Mike Bramley	134,298	30 September 2006
Tim Clarke	204,454	30 September 2006
Tony Hughes	134,298	30 September 2006
Karim Naffah	144,320	30 September 2006

Following these grants, the total number of shares under option to directors under all Company plans, are:-

Mike Bramley	1,096,669
Tim Clarke	1,988,723
Tony Hughes	1,211,477
Karim Naffah	1,421,863

Contact details:-
M J N Bridge
Deputy Secretary
0121 498 4526